

16012909

SSION

SEC Mail Processing Section FEB 29 2016 Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERVEST INTERNATIONAL EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1980 DOMINION WAY, SUITE 202
(No. and Street)

COLORADO SPRINGS	CO	80918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E. COPUS, PRESIDENT, COO (719) 592-9299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU & LEONE, LLC
(Name – *if individual, state last, first, middle name*)

4496 SOUTHSIDE BLVD.	JACKSONVILLE	FL	32216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. COPUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERVEST INTERNATIONAL EQUITIES CORPORATION, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KACEY B. WATTS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034033973
MY COMMISSION EXPIRES OCTOBER 11, 2019

Robert E. Copus, CFP
Signature

PRESIDENT & COO
Title

Kacey B Watts
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXX~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents


C S
& L
CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States - PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 through 22 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou & Leone, LLC

January 20, 2016

4496 Southside Boulevard ♦ Jacksonville, Florida 32216 ♦ (904) 642-1794 ♦ cslcpajax.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [x] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: INTERVEST INTERNATIONAL EQUITIES CORPORATION [13]

SEC FILE NO.: 8-38156 [14]

FIRM I.D. NO.: CRD #20289 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]
(No. and Street)

COLORADO SPRINGS [21] CO [22] 80918 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/2015 [24]

AND ENDING (MM/DD/YY): 12/31/2015 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT / **(Area Code) — Telephone No.**

KACEY B. WATTS [30] (719) 457-9687 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: / OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ___

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CORNELIUS, SCHOU & LEONE, LLC [70]

ADDRESS

4496 SOUTHSIDE BLVD. [71]	JACKSONVILLE [72]	FL [73]	32216 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

SEC 1696 (02-03) 2 of 16

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 436,197
Accounts receivable	325,431
Deposit with clearing organization (cash)	25,000
Prepaid insurance and licenses	1,624
Total Assets	$ 788,252
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	14,921
Commissions payable	$ 315,422
Due to parent company	309,610
Total Liabilities	639,953
Stockholder's Equity:	
Common stock - 7,500 shares, $1.00 par value authorized, 200 shares issued and outstanding	200
Additional paid-in capital	690,835
Retained earnings (deficit)	(542,736)
Total Stockholder's Equity	148,299
Total Liabilities and Stockholder's Equity	$ 788,252

See accountants' report.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2015

Revenues:	
Mutual funds and variable products	$ 4,252,134
Commissions	209,494
Direct participation programs	423,860
Total Revenues	4,885,488
Expenses:	
Commissions	3,767,225
Overhead reimbursements to parent company	1,120,470
Other operating expense	225,908
Total Expenses	5,113,603
Operating Income	(228,115)
Other Income:	
Interest - Insurance Income	1,706
Total Other Income	1,706
Net Income (Loss)	$ (226,409)

See accountants' report.

Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2015	$ 374,708	$ 200	$ 690,835	$ (316,327)
Contributed capital	-	-	-	-
Net Income (Loss)	(226,409)	-	-	(226,409)
Balance at December 31, 2015	$ 148,299	$ 200	$ 690,835	$ (542,736)

See accountants' report.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows From Operating Activities	
Net income (loss)	$ (226,409)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivables	57,386
Decrease in prepaid insurance and licenses	6,143
Increase in other liabilities	93,544
Increase in payables	9,534
Total Adjustments	166,607
Net Decrease in Cash	(59,802)
Cash at January 1, 2015	495,999
Cash at December 31, 2015	$ 436,197

See accountants' report.

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2015

The Company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the Company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The Company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the Company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. The Company maintains its cash with what it believes to be high quality financial institutions. At times, the Company maintains its cash in excess of the federally insured limit.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events have been evaluated through January 20, 2016, which is the date the financial statements are available to be issued.

2. Commitments and Contingent Liabilities

The Company has an agreement with III, its parent company, whereby the Company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

Intervest International Equities Corporation
Notes to Financial Statements (continued)
Year Ended December 31, 2015

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $145,832 which was $96,502 in excess of its required capital of $49,330. The Company's aggregate indebtedness to net capital ratio was 5.074 to 1.

4. Income Taxes

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Litigation

- In 2008, an investor filed litigation naming the Company, two former Company representatives, and various business names under which the two former representatives allegedly operated, as defendants. The investor claims that the two former representatives sold unregistered securities to him in the form of promissory notes from a real estate development entity. The investor claims that the Company is liable for the actions of the two former representatives under the theory of *respondeat superior*. The investor seeks unspecified damages, estimated to be $350,000.

  The Company is vigorously challenging this litigation.

  In a separate action in 2009, an additional investor, along with more than 20 other plaintiffs, filed litigation naming the Company, the same two former Company representatives, and various

5. Litigation (continued)

business names under which the two former representatives allegedly operated, as defendants. The plaintiffs claim that the two former representatives sold unregistered securities to them in the form of stock certificates and/or promissory notes in real estate development entities. The plaintiffs claim that the Company is liable for the actions of the two former representatives under the theory of *respondeat superior*. The plaintiffs seek aggregate damage in excess of 2.7 million dollars. The Company has been granted a stay for the sole purpose of legal discovery.

The Company is vigorously challenging this litigation.

- In January, 2011, the trustee for the DBSI Private Action Trust sought recovery from the Company of all invested amounts in four private placement tenant-in-common programs whose general partner entered bankruptcy, totaling $1,000,000, under the theory of securities fraud. The Company, in a joint action with approximately 63 other broker/dealers, defended against this litigation. In March 2015, the Company settled its portion of this litigation.

- In September 2013, IIEC entered into a settlement agreement with Michael and Patricia Aberlich regarding an arbitration claim they filed against IIEC and Anthony Manaia (a former Intervest rep) in January 2010. Because the arbitration panel's findings were joint and several against both IIEC and Manaia, IIEC had no choice but to pay the entire amount, then seek recovery from Manaia under the terms of the Representative Agreement between IIEC and Manaia. IIEC initiated a recovery claim against Manaia in January 2014. Manaia, in turn, filed a counterclaim against IIEC.

  Both IIEC's claim and Manaia's counterclaim were adjudicated by a FINRA arbitration panel across two sessions in the second half of 2015. The panel determined that both entities were leiable to the other, and that the net liability was $100,000 payable by IIEC to Manaia. IIEC paid this award in late December 2015.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2015

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INTERVEST INTERNATIONAL EQUITIES CORPORATION as of 12/31/2015

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Code	Total	Code
1.	Total ownership equity from Statement of Financial Condition			$ 148,299	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			148,299	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 148,299	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 2,467	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(2,468)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 145,832	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(0)	3740
10.	Net Capital			$ 145,832	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/2015

INTERVEST INTERNATIONAL EQUITIES CORPORATION

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required ($6\frac{2}{3}$% of line 19)			$ 49,330	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 49,330	3760
14. Excess net capital (line 10 less 13)			$ 96,502	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$ 71,837	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Amount	Code	Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$ 639,952	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$ 100,000	3830
18. Total aggregate indebtedness			$ 739,952	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 507.40	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INTERVEST INTERNATIONAL EQUITIES CORPORATION as of ____________

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... ____ 4550
    B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ____ 4560
    C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm 30 PERSHING, LLC 4335 X 4570
    D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... ____ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	NONE 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2015

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/15) FOCUS Report	$ 145,832
Audit adjustments: None	-
Net capital per audit	$ 145,832

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the Company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2015.

See accountants' report.


C S & L
CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation as of and for the year ended December 31, 2015, in accordance with the standards of Public Company Accounting Oversight Board (United States - PCAOB), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


C S & L
CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC.

January 20, 2016


C
S
&
L
CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Intervest International Equities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Intervest International Equities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intervest International Equities Corporation's management is responsible for Intervest International Equities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the detailed financial statements and general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related detailed financial statements supporting the adjustments, noting no differences.


C S
& L

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius Schou & Leone, LLC.

January 20, 2016


C S
& L
CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Review of exemption reports as it relates to SEC Rule 17a-5

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Intervest International Equities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intervest International Equities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) Intervest International Equities Corporation stated that Intervest International Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Intervest International Equities Corporation's management is responsible for compliance with the provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United State - PCAOB) and, accordingly, included inquiries and other required procedures to obtain evidence about Intervest International Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornelius Schou & Leone, LLC.

January 20, 2016

4496 Southside Boulevard ♦ Jacksonville, Florida 32216 ♦ (904) 642-1794 ♦ cslcpajax.com

Intervest International, Inc.
Registered Investment Advisor

®

1980 Dominion Way • Suite 202 • Colorado Springs, CO 80918 • Telephone (719) 592-9299 • Telefax (719) 592-9329

Statement of Exemption

As an introducing broker dealer, Intervest International Equities Corporation is exempt from § 240. 15c3-3(k) based on the provisions under §240. 15c3-3(k)(2)(ii)..

During the fiscal year January 1, 2015 through December 31, 2015, Intervest International Equities Corporation operated pursuant to the exemption provisions in §240. 15c3-3(k)(2)(ii) without exception.

I, Robert E. Copus, attest that, to the best of my knowledge, the above Statement of Exemption pertaining to Intervest International Equities Corporation, as of December 31, 2015 is true and correct.



Signature

PRESIDENT & COO

Title